

September 27, 2013

Via E-mail
Darren R. Jamison
President and Chief Executive Officer
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California

> **Re:** **Capstone Turbine Corporation**
> **Form 10-K**
> **Filed June 13, 2013**
> **File No. 001-15957**

Dear Mr. Jamison:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 11. Executive Compensation

1.   We see from your disclosure in the "Summary Compensation Table" on page 35 of your proxy statement that you have incorporated by reference into your annual report on Form 10-K that the value of the fiscal 2013 stock and option awards to your named executive officers increased significantly, in some cases doubling, from the value of the same awards made in fiscal 2012. Please tell us, and expand your compensation discussion and analysis in future filings to disclose, as appropriate, how you determined the size of the stock and option awards granted to each named executive officer, how and why those stock and option awards varied among the named executive officers and how and why the compensation committee determined to increase or decrease the value of those awards as compared to the prior year. Refer to Regulation S-K Item 402(b)(1)(v) and (b)(2)(ix). For additional guidance, please see "Staff Observations in the Review of Executive Compensation Disclosure" available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Darren R. Jamison
Capstone Turbine Corporation
September 27, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Mumford, reviewing attorney, at (202) 551-3637or Tim Buchmiller, staff attorney, at (202) 551-3635 with other questions.


Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director


cc (via e-mail): J. Chase Cole, Esq.
Waller Lansden Dortch & Davis, LLP